

Mail Stop 3030

July 9, 2009

Via Facsimile and U.S. Mail

Jeffrey J. Kyle
Chief Financial Officer
Sensus Metering Systems (Bermuda 2) Ltd.
Sensus Metering Systems Inc.
8537 Six Forks Road, Suite 400
Raleigh, North Carolina 27615

> **Re:** **Sensus Metering Systems (Bermuda 2) Ltd.**
> **Sensus Metering Systems Inc.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **File No. 333-113658**

Dear Mr. Kyle:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies, page 31

Intangible Assets, page 32

1.   We note that your goodwill and other indefinite lived intangibles impairment tests are based upon and an income and market valuation methodology. Please revise future filings to explain how you weight each of the methodologies. Discuss the significant management judgments and estimates used in your impairment analysis, such as discount rates, growth rates, market multiples, etc. and discuss the effect that a change in any significant assumptions would have had on the results of your impairment tests.

Report of Independent Registered Public Accounting Firm, page 36

2.   We note that the report of your Independent Registered Public Accounting Firm is not signed. Please amend your Form 10-K to include a signed report from your Independent Registered Public Accounting Firm.   Please refer to Rule 2-02(a) of Regulation S-X and PCAOB Interim Auditing Standard AU 508.08(i).

Note 17. Business Segment Information, page 76

3.   We note that your disclosure of long-lived assets by geographic region includes goodwill and intangible assets. Please note the guidance set forth in the FASB Accounting Standards Codification 280-10-55-23, which indicates that disclosure relating to long-lived assets by geographic region should not include intangible assets. Please revise your future filings accordingly.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Jeffrey J. Kyle
Sensus Metering Systems (Bermuda 2) Ltd.
Sensus Metering Systems Inc.
July 9, 2009
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief